SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


____________________________________________
                                             :         CERTIFICATE
         In the Matter of                    :              OF
                                             :         NOTIFICATION
     DOMINION RESOURCES, INC.                :            NO. 4
       Richmond, Virginia                    :
                                             :         TRANSACTIONS
          File No. 70-9517                   :         DURING PERIOD
                                             :
(Public Utility Holding Company Act of 1935) :        October 1, 2000
                                             :            through
                                             :       December 31, 2000
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	By order dated December 15, 1999 (HCAR No. 27112) (the "Order") in the above captioned proceedings, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion Resources, Inc. ("Dominion"), an exempt holding company, and Consolidated Natural Gas Company ("Old CNG"), a registered holding company, to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Order authorized post-
Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24. This certificate provides financial information for the fourth quarter of 2000 with respect to Dominion and its wholly-owned subsidiaries, including
Dominion Energy, Inc. ("DEI"), Dominion Capital, Inc. ("DCI"), and Virginia Electric and Power Company ("Virginia Power"), and subsidiaries of DEI, DCI and Virginia Power.

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	Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.

I.   FINANCING BY DOMINION

     A. Sale of Dominion Common Stock

        1. Sales to Plans

            Dominion issued and sold the following shares of its common stock during the reporting period.
                                              Number of     Dollar Values
                                                Shares       (Thousands)
                                            ____________    _____________

        Dominion Direct Investment Plan         435,754         $26,918
        Employee Savings Plan                   212,463          13,122


        2. Public Offering

	      On November 17, 2000, Dominion sold 6,000,000 shares of its common stock. Merrill Lynch & Co. purchased the shares for a price of $59.07 per share. The last reported sale price of the common stock on the New York Stock Exchange on November 20, 2000 was $62.875 per share. The proceeds to Dominion from the sale of the shares of common stock was $354,420,000.

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	      The sale of the common stock occurred pursuant to Dominion's shelf Registration Statement No. 333-93187. The registration statement and the Rule 424(b) prospectus, filed with the Commission on November 22, 2000, are hereby incorporated by reference.

	      The net proceeds from the sale of the common stock were used for general corporate purposes, including the repayment of short-term debt and the financing of Dominion's $1.3 billion acquisition of the approximately 2,000 megawatt Millstone nuclear facility which is expected to be completed on or after March 30 2001. Pending the closing of the Millstone acquisition, the proceeds are being used to reduce Dominion's short-term debt, including commercial paper, issued in connection with Dominion's acquisition of CNG.

B. Short Term Debt

	       During the period, Dominion, Virginia Power and DCI issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on December 31, 2000 were as follows.

                                         Maximum          Principal Amount
                                       Outstanding         as of 12/31/00
                                       (thousands)          (thousands)
                                       ___________        ________________

        Dominion                        $4,137,878           $735,330
        Virginia Power                     713,810            713,810

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C. Long-Term Debt

		1. Sale of Premium Income Equity Securities

                On October 5, 2000, Dominion sold 8,250,000 Premium Income
            Equity Securities ("PIES") (including 750,000 PIES purchased by the underwriters pursuant to a 30-day option exercised to cover over-allotments) under the following terms and conditions.

                                     Per Corporate
                                          PIES              Total Amount
                                     ______________          ___________
            Price to the public          $50.00             $412,500,000

            Underwriting discount          1.50               12,375,000

            Proceeds to Dominion          48.50              400,125,000

            Each PIES is a unit consisting of a stock purchase contract ("Contract") and a senior note ("Note") issued by Dominion. The Contract will obligate the holder to purchase from Dominion, no later than November 16, 2004 for a price of $50, the following number of common shares of Dominion ("Shares"):

     -	if the average closing price of the Shares over the 20-trading day period ending November 10, 2004 ("average closing price") equals or exceeds $61.20, 0.8170 shares;
     -	if the average closing price is less than $61.20 but greater than $51.00, a number of Shares equal to $50 divided by the average closing price;
     -	if the average closing price is less than or equal to $51.00,
            0.9804 Shares.



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	      Each Note has a principal amount of $50, and has been pledged by the holder to secure the obligation to purchase the Shares under the Contract. Interest payments at the combined rate of 9.5% per year will be made quarterly on the Contracts and Notes.

	       The underwriters were Lehman Brothers, Bank of America Securities LLC, Credit Suisse First Boston, Merrill Lynch & Co., and Morgan Stanley Dean Witter. The sale occurred pursuant to Dominion's shelf Registration Statement No. 333-93187. The registration statement and the Rule 424(b) prospectus, filed with the Commission on October 6, 2000, are hereby incorporated by reference.

	       The net proceeds from the sale of the PIES were used for general corporate purposes, including the repayment of debt. The debt being repaid includes short-term debt incurred by Dominion in connection with the acquisition of CNG, including commercial paper and money market notes.



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            2. Interest Rate Swaps

	         On September 11, 2000, Dominion entered into two $125 million interest rate swaps, one each with Scotiabank and Barclays Bank, to hedge floating rate debt. The swaps were executed to offset the risk of future variable interest payments on the notional principal amount of underlying remarketable put notes. The swaps mature on September 16, 2002, the remarketing/put date of the notes. The financial terms of the swap are being filed under separate cover under a claim of confidential treatment pursuant to Rule 104(b).

	        On December 4, 2000, Dominion amended an interest rate swap with First Union Bank originally effective December 12, 1998. The amount of the swap was increased from $48 million to $79.4 million to hedge floating rate lease payments. The swap matures on September 9, 2003. The financial terms of the amended swap are being filed under separate cover under a claim of confidential treatment pursuant to Rule 104(b).








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II.  EQUITY INVESTMENTS IN, AND GUARANTIES AND OTHER CREDIT SUPPORT BY
     DOMINION FOR OR ON BEHALF OF DEI, DCI AND/OR THEIR SUBSIDIARIES

	 A. Equity Investments

           There were no equity investments by Dominion in DEI, DCI and/or their subsidiaries during the period.

	 B. Guaranties and Other Credit Support

           Dominion has issued guaranties to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total exposure on these guaranties as of December 31, 2000 is approximately $1.8 billion, and the subsidiaries' debt subject to such guaranties totaled $1.3 billion.









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III. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

            On November 27, 2000, Virginia Power entered into an agreement to consolidate fourteen existing credit facilities into a $500 million 364-day and 3 year syndicated revolving credit facility that supports money market municipal securities. First Union National Bank is the sole administrative agent for the syndicate of financial institutions that participate in the credit facility. The proceeds of any borrowing under the facility will be used to purchase the tax-exempt variable rate securities in the event that these securities cannot be remarketed by the Remarketing Agent for any reason.

	     The underlying municipal securities are issued by local development authority entities. Virginia Power has entered into loan agreements with the authorities which provide for the proceeds from the sale of the bonds to be loaned to Virginia Power in return for a promissory note. The terms and agreements of the promissory notes mirror the terms of the bonds. Proceeds from the sale of the bonds reimburse Virginia Power for qualifying expenditures made during the construction of power plants.

	     There were no borrowings under this backup credit facility during the reporting period. A Form U-6B-2 will be filed with respect to each borrowing under the facility.


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IV. EXHIBITS

    A.  Form U-6B-2 for Carthage Energy Services, Inc.




                                  SIGNATURE

	The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.



                                  DOMINION RESOURCES, INC.

                                  By  N. F. Chandler
                                  Its Attorney



Dated March 30, 2001



















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